UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32739 / July 25, 2017

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In the Matter of	:
	:
THE BOSTON CONSULTING BROUP, INC. AND	:
GREEN FALCON INVESTORS I, L.P.	:
	:
	:
One Beacon Street, 10th Floor	:
Boston, Massachusetts 02108	:
	:
(813-00386)	:
	:

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ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

The Boston Consulting Group, Inc. and Green Falcon Investors L.P. filed an application on September 16, 2016 and an amendment on March 8, 2017 requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On June 27, 2017, a notice of filing of the application was issued (Investment Company Act Release No. 32713). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by The Boston Consulting Group, Inc. and Green Falcon Investors L.P. (File No. 813-00386), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary